КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

ОАО «КУЗБАССЭНЕРГО»

Россия, 650000, г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

26.02.2006г. № 70-001/1181

На № ________ от __________

February 21, 2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Re: ~~JSC~~ OAO Kuzbassenergo 12G3-2(B) Exemption No.: 82-4633

Dear Sir or Madam:

In connection with «Kuzbassenergo» exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED W/THIS LETTER**.

The Bank of New York acts as depositary bank for the above referenced company under the **Form F-6 registration statement number: 333-7690**, which was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/ 19 /1997**.

Sincerely,

Sergey Mikhailov
General Director

+7 3842 29-39-00

ANNOUNCEMENT ON FACTS THAT MAY AFFECT THE PRICE OF SECURITIES OF JOINT STOCK COMPANY
"INFORMATION ON THE DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS OF JOINT STOCK COMPANY (About recommendations on the amount of the dividend to be paid over the securities and on its payment order; On the question about reorganization of the JSC and the order and terms of such reorganization to be submitted to the general meeting of shareholders.)

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

2. Contents of the announcement

2.1. Date of holding of the meeting of the Board of Directors where the appropriate decision was accepted: 28 November 2005.
2.2. Date and number of making the minutes of the meeting of the Board of Directors where the appropriate decision was accepted: the 29th of November 2005, under the No. 8/11.
2.3. Contents of the decision accepted by the Board of Directors on the question about the extraordinary general meeting of shareholders convocation including the approval of the agenda of the general meeting of shareholders.
Over the question " On approval of the proposed by the Board of Directors reorganization of the company"
Decided :
To recommend to the general meeting of shareholders to accept one of the two following decisions:
<u>**Draft resolution A**</u> **(as of thequestion of the agenda of the General meeting of shareholders "On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance"):**

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";

- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

2. To establish the following procedure and terms of segregation:

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";

- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.
To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of cordinary shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies).
Such suggestions must be received by the company not later than March 15, 2006.
Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of ordinary shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.
The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of ordinary shares of JSC "Kuzbassenergo" owned by them (him/her).
In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".
In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.
The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.
The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each ordinary share of the created company subject for floatation gives the shareholder of the created company being the holder of ordinary shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of ordinary shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies are carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of ordinary shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning ordinary shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of ordinary shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

To establish the following coefficients of distribution of ordinary shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:

counting for every ordinary share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) ordinary share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) ordinary share of JSC "Kuzbass energy distributing company" with nominal

value of 0,05 RUR,

1 (one) ordinary share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo" of the specific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 ordinary shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 091 ordinary shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly established companies in accordance with the procedure prescribed by article 4.11 of the present resolution;
- other ordinary shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) ordinary share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 5 RUR.

Nominal value of 1 (one) ordinary share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 9 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo"owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian

Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares being the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in accordance with paragraph 1 of the present resolution.

4.6. The amount of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies is formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Ordinary shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;

4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

To approve the dividing balance.

<u>Draft resolution B</u> (as of the issue of the agenda of the General meeting of shareholders "On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (without the establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of the divided balance"):

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

2. **To establish the following procedure and terms of segregation:**

2.1. Stock floatation of the created companies is carried out in the procedure and on terms established in article 4 of the given resolution.

2.2. Part of property, rights and obligations of the Company is transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is determined by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of

the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General Director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price prescribed by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created Companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (share holder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of ordinary shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of ordinary shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of ordinary shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the

shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the abstract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each ordinary share of the created company subject for floatation gives the shareholder of the created company being the holder of ordinary shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of ordinary shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies is carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of ordinary shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning ordinary shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the

aggregate more than half of votes subject to floatation of ordinary shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At taking the decisions on issues connected with holding general meetings of shareholders of the created companies that are not regulated by the present resolution standard acts of the Russian Federation regulating similar relations (by analogy) are used.

4. To establish the following procedure of distribution of shares of the newly established companies:

4.1. Shares of the newly established companies are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

4.2.To establish the following coefficients of distribution of ordinary shares of each of the newly established companies and their nominal value:

counting on every ordinary share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) ordinary share of JSC "Kuzbass regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) ordinary share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) ordinary share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.3. The total number of share of each of the newly established companies of the corresponding category (type) subject for floatation equals the number of shares of JSC "Kuzbassenergo" of the corresponding category (type) at the moment of taking the decision on reorganization (minus the shares being the property of or being at the disposal of JSC "Kuzbassenergo").

4.4. The number of share of each of the newly created companies of specific category (type) to be obtained by each shareholder of JSC "Kuzbassenergo" equals the number of shares of JSC "Kuzbassenergo" of specific category (type) owned by him/her.

4.5.The amont of authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.6.Authorized capital stocks of the newly established companies are formed at the expense of the funds of additional capital.

4.7. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of the newly established companies of corresponding category (type) are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue, in the number equal to the number of owned shares of the corresponding category (type) of the Company.

4.8.Ordinary shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes

of the company;

3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.9.The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.10. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.11. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the divided balance (Appendix 3 to the Minutes).

2. Over the question: "On determination of price for buying out shares of the Company from the shareholders who voted against taking the decision on reorganization of the Company or did not participate in voting on this question".

Decided:

To determine (with consideration of the opinion of an independent appraiser) the following price for buying out shares from the shareholders of JSC "Kuzbassenergo" who voted against taking the decision on reorganization or did not participate in voting on this question:

- one ordinary share – 17, 57 (Seventeen point fifty seven) Russian roubles

3. Over the question: "On making alterations and addenda to the resolution of the Board of Directors of the Company of 14.11.2005 on the issue "On convocation of the extraordinary general meeting of shareholders of the Company"

Decided:

To set the resolution of the Board of Directors of the Company of November 14, 2005 (minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" № 7/11 of 14.11.2005) on the issue № 3 "On convocation of the extraordinary meeting of shareholders of JSC "Kuzbassenergo" in the following redaction:

"1. To convoke the extraordinary meeting of shareholders of JSC "Kuzbassenergo" in form of the absentee voting.

To set the deadline of December 30, 2005 for receiving filled in voting papers.

To determine postal address to which the filled in voting papers must be forwarded: 105082, Russia, Moscow, Bolshaya Pochtovaya, 34, building 8, JSC "Central Moscow Depositary".

1. To approve the agenda of the extraordinary general meeting of shareholders:

– On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the established companies and on the procedure of floatation, on approval of divided balance";

- On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on distribution of shares of the established companies and on the procedure of distribution, on approval of divided balance";

- On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.

3. To determine the date of drawing up the list of persons being entitled to participate at the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" – November 14, 2005.

4. To determine the following as information (supplementary material) distributed among the shareholders during preparation for holding the extraordinary general meeting of shareholders:

- draft resolution of General meeting of shareholders on issues of the agenda;
- draft dividing balance of the Company (for the project of reorganization of the Company anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- draft dividing balance of the Company (for the project of reorganization of the Company not anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- extract from the minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on recommendation on the amount of dividends for shares and the procedure of paying off dividends by the end of 9 months of 2005 fiscal year was taken.
- report of an independent estimator on commercial value of shares of JSC "Kuzbassenergo", the demand of redemption of which may be made to JSC "Kuzbassenergo";
- estimation of costs of net wealth of JSC "Kuzbassenergo" based on the information of accounting reports for the past accomplished reported period;
- minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on determination of the price for redemption of shares of JSC "Kuzbassenergo" with indication of the price for redemption of shares;
- substantiation of terms and procedure of reorganization of JSC "Kuzbassenergo" contained in resolution on segregation approved by the Board of Directors of JSC "Kuzbassenergo";
- annual reports and annual accounting reports of JSC "Kuzbassenergo" for 2002, 2003, 2004 fiscal years;
- quarterly accounting reports of all the companies participating in reorganization for the past accomplished quarter preceding the date of the general meeting.

5. To determine that shareholders may acquire the indicated information (supplementary material) during workdays from 9 a.m. sharp till 6 p.m. sharp from November, 2005 to December 30, 2005 the following addresses:

- Kemerovo, prospect Kuznetsky, 30, office 306 (the location of the executive body of JSC "Kuzbassenergo"),
- Moscow, Bolshaya Pochtovaya, 34, stroieniye 8 (the location of JSC "Central Moscow Depositary").

6. To approve the text of the announcement on convocation of the extraordinary General meeting of shareholders .

7. To approve the text of substantiation of terms and procedure of reorganization of the Company.

8. To approve the form and the text ballots for voting at the extraordinary meeting of shareholders of the Company.

9. To determine that the ballots for voting are forwarded to every person included in the list of the persons entitled to participate in the General meeting of shareholders via registered letter not later than December 9, 2005.

10. To publish the announcement on convocation of the extraordinary meeting of General meeting of shareholders of the Company in newspaper "Rossyiskaya gazeta" not later than November 29, 2005.

11. To elect secretary of the board of Directors of JSC "Kuzbassenergo" Dmitry Yakovlevitch Golofast as a secretary of the extraordinary General meeting of shareholders of JSC "Kuzbassenergo".

4 .***Over the question: " On recommendations as of the amount of dividends for the shares of the Company by the outcome of 9 months of 2005 and the procedure of payment."***

Decided:

To pay off dividends on ordinary shares of JSC "Kuzbassenergo" by the outcome of its activities for 9 months of 2005 in the amount of 0,670461 RUR for one ordinary share of JSC "Kuzbassenergo" in monetary within 60 days from the date of taking the decision on its payment.

3. Signature		
3.1. General Director	______________ (подпись)	Sergey Mikhailov
3.2. Date «29» of November 2005	Place of the seal	

ANNOUNCEMENT ON THE ESSENTIAL FACT «INFORMATION ON THE DECISIONS ACCEPTED AT THE GENERAL MEETINGS»

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	1000064A16012006

2. Contents of the announcement

2.1. Type of general meeting(annual, extraordinary): extraordinary

2.2.Form of the general meeting's holding: absentee voting

2.3.Postal address, where the completed ballots were send: JSC "Central Moscow Depository" , №34, stroienye 8, Bolshaya Pochtovaya str., Moscow, 105082, Russia

2.4. Quorum of the general meeting: 93,3062 %.

2.5. Questions subject to voting, and results of the voting:

1. On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance.

Results of the voting: «FOR» - 564 168 939 votes (% from the voted participants - 99,7490), «AGAINST» - 521 966 votes, «ABSTAIN» - 430 710 votes. Number of the votes in the ballots that were recognized as VOID - 133 600.

2. **On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (without establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance.**

Results of the voting: «FOR» - 1 784 961 votes, «AGAINST» - 562 614 277 votes (% from the voted participants - 99,4742, «ABSTAIN» - 551 350 votes. Number of the votes in the ballots that were recognized as VOID - 93 000.

3. **On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.**

Results of the voting: «FOR» - 565 322 381 votes (% from the voted participants – 99,9530), «AGAINST» - 33 600 votes, «ABSTAIN» - 148 400 votes. Number of the votes in the ballots that were recognized as VOID – 84 000 votes.

2.6. Formulating of the decisions accepted by the general meeting:

Over the question № 1:

1. **1. To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

2. **To establish the following procedure and terms of segregation:**

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal

Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created

companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the

nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:
- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies are carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created

companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

To establish the following coefficients of distribution of common shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:

counting for every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) common share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 90 RUR,

1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo" of the soecific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 901 common shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly estavlished companies in accordane with the procedure prescribed by article 4.11 of the present resolution;
- other common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) common share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 50 RUR.

Nominal value of 1 (one) common share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 90 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo"owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares beign the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in

acordance with paragraph 1 of the present resolution.

4.6. The amont of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies are formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the dividing balance.

Over the question № 2: Decision was not accepted

Over the question № 3: To pay off dividends for the ordinary shares of the JSC "Kuzbassenergo" at the outcome of 9 months of 2005 in amount of RUR 0,670461 for one ordinary share of JSC 'Kuzbassenergo" in cash within 60 days from the date of the decision's adoption.

3. Signature	
3.1. General Director	__________ Sergey Mikhailov (подпись)
3.2. Date «16» of January 2006	Place of the seal

Announcement on substantial fact
"Information on accrued and (or) paid incomes over the securities of the issuer"

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	0600064A16012006

2. Contents of Announcement
2.1. Type, category, series and other ID features of Securities: ordinary registered shares 2.2. State registration number of issue (additional issue) of securities, date of state registration: 1-01-00064-A dd. 24 June 2003. 2.3. Name of recording body who had carried out the State registration of the issue (additional issue) of securities: FCCB of Russia. 2.4. Management body of the issuer who had accepted a decision on the payment (announcement) of dividends over the securities of the issuer: General meeting of shareholders. 2.5. date of decision making on payment (announcement) of dividends over the securities of the issuer: 30 of December 2005. 2.6. The date of making the minutes of the meeting of the authorized management body of the issuer where the decision on payment (announcement) of dividends over the securities of the issuer was made: 16 of January 2006 2.7. Total amount of dividends accrued on the shares of the issuer of the determined category (type), and the dividend's amount accrued per one share of the determined category (type): Total amount of dividends – RUR 406 409 187,51. Dividend's amount per one share – RUR 0,670461. 2.8. Form of payment of income over the securities of the issuer (monetary form, other property): Monetary form of payment . 2.9. Date of execution of liabilities on payment of incomes over the securities of the issuer (shares dividends), and if liabilities on payment of incomes over the securities of the issuer must be executed by the issuer within the defined terms (period of time) – the date of

termination of such term shall to be the 28th of February 2006 (within the 60 days from the date when the decision on payment of dividends was accepted).

3. Signature		
3.1. General Director	______________	Sergey Mikhailov
	(подпись)	
3.2. Date «16» January 2006	Place of the seal	

ANNOUNCEMENT ON FACTS THAT MAY AFFECT THE PRICE OF SECURITIES OF THE COMPANY "INFORMATION ON DECISIONS ACCEPTED BY THE BOARD OF DIRETORS (ABOUT CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS)"

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	not published

2. Contents of the Announcement

2.1. Date of the meeting of the Board of Directors where the decision was accepted: 14 of November 2005

2.2. The date of making and number of the minutes of the meeting the Board of Directors where the decision was made: 17 of November 20056 №7/11

2.3. Contents of the decision accepted by the Board of Directors over the question on a convocation of the extraordinary general meeting of shareholders including the general meeting's agenda approval:

Decided:

1. To convoke the extraordinary general meeting of shareholders of the company in the form of absentee voting.

To fix the date of final reception of completed ballots for voting , i.e. 30.12.2005.

To define postal address where the completed ballots must be send: "Central Moscow Depository" №34, stroieniye 8, Bolshaya Pochtovaya str., Moscow,105082, Russia.

2. To approve the agenda of the extraordinary general meeting of shareholders of the company :
   - *On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.*

	Signature	
3.1. General director		Sergey Mikhailov
3.2. Date «17»of November 2005 г.		of the seal

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
КУЗБАССЭНЕРГО

Сведения о дате закрытия реестра

T SUBSTANTIAL FACT
THE DATE OF ISSUER LIST CLOSING"

issuer (the name for non-commercial institution): **Kuzbass joint**
y and electrification.
of issuer : JSC "Kuzbassenergo".
etsky prospect, GSP-2, Kemerovo, 650000, Russia.
200678260
200000333.
assigned by the recording body: 00064-A.

1.7. The Internet address, used by the issuer to publish the information about the substantial facts: http://www.kuzbassenergo.ru/inf/facts

1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts: regional mass newspaper "Kuzbass", Appendix to the "Vestnik of FSFR of Russia".

1.9. Code (codes) of substantial fact (facts): 0800064A17112005

2. Contents of the announcement :

2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares, registered number of issue 1-01-00064-A.

2.2. The purpose of making the list of shareholders of ordinary registered shares: holding the extraordinary general meeting of shareholders of JSC "Kuzbassenergo".

2.3. The date of making the list of shareholders of nominal shares: 14 of November 2005

2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: 17 of November 2005 №7/11

3. Signature:
General Director of JSC "Kuzbassenergo" **Sergey Mikhailov**
Date "17" of November 2005

Открытое акционерное общество энергетики и электрификации "Кузбассэнерго" * Кузбасское
ОАО "Кузбасс-энерго"

ANNOUNCEMENT ON ESSENTIAL FACT
«INFORMATION ON REGISTER CLOSING DATES »

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC “Kuzbassenergo”
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the “Kuzbass”, Appendix to the “Vestnik of FSFR of Russia”

1.9. Essential fact’s code (codes)	0800064A17112005

2. Contents of the announcement
2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares, registered number of issue 1-01-00064-A. 1.1. The purpose of making the list of shareholders of ordinary registered shares: holding the extraordinary general meeting of shareholders of JSC “Kuzbassenergo”. 2.3. The date of making the list of shareholders of nominal shares: 14 of November 2005 2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: 17 of November 2005 №7/11

3. Signature	
3.1. General director	______ Sergey Mikhailov (signature)
3.2. Date «17» November 2005	Place of the seal

Report on results of voting at the extraordinary general meeting of shareholders of the Kuzbass open joint stock company of energy and electrification

Full company's name and location: Kuzbass open joint stock company of energy and electrification, № 30, GSP-2, Kemerovo, 650000, Russia
Type of general meeting: extraordinary
Form of meeting holding: absentee voting
Postal address where completed ballots were sent: JSC "Central Moscow Depository", №34, stroienye 8, Bolshaya Pochtovaya str., Moscow, 105082, Russia

Agenda of general meeting:

1. **On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies** (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), **on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance.**

2. **On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies** (without establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), **on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance".**

3. **On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.**

In accordance with art.56 of the federal Law "On Joint Stock Companies" dd.26 of December 1995 № 208-FL, the registrator of the company, i.e. JSC "Central Moscow Depository" performed the duties of the counting board.

Location of registrator: №3 corpus B, Orlickov pereulok, Moscow, 105078

Authorized person of registrator – Volneikin Segrey Vicktorovich.

List of persons who have right to participate in the general meeting of shareholders was drew up on the condition of the shareholders register of the Company in the 14th of November 2005.

Vote's number belong to the persons included in the list of the persons who had right to participate in the general meeting of shareholders of the company for each question of agenda amounted 606 163 800.

Vote's number belong to the persons who participated in the general meeting for each question of agenda amounted 565 588 381 (quorum was completed over all the questions of agenda).

In accordance with paragraph 10.10 of the Articles of Association this is Chairman of the Board of Directors of the JSC "Kuzbassenergo" Mr. Vagner Andrey Alexandrovich acts as a chairmen of the extraordinary general meeting of shareholders. According to the resolution adopted by the Board of Directors of JSC "Kuzbassenergo" dd. 29 of November 2005, the secretary of the extraordinary general meeting of shareholders is Mr. Golofast Dmitry Yakovlevich.

General meeting of shareholders by voting on the **first question of agenda** accepted the following decision:

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";

- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

2. To establish the following procedure and terms of segregation:

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.
To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies are carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

To establish the following coefficients of distribution of common shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:

counting for every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) common share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo" of the specific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 091 common shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly established companies in accordance with the procedure prescribed by article 4.11 of the present resolution;
- other common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) common share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 5 RUR.

Nominal value of 1 (one) common share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 9 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo"owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares beign the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in accordance with paragraph 1 of the present resolution.

4.6. The amount of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies are formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;

5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

To approve the dividing balance.

Voted: FOR: 564 168 939 (99,7490%)
AGAINST: 521 966 (0,0923%)
ABSTAIN: 430 710 (0,0762%)

General meeting of shareholders did not make decision by voting over the second question of agenda.

Voted: FOR: 1 784 961 (0,3156%)
AGAINST: 562 614 277 (99,4742%)
ABSTAIN: 551 350 (0,0975%)

General meeting of shareholders took decision by voting over the third question of agenda:

To pay dividends for the ordinary shares of the JSC "Kuzbassenergo" at the outcome of 9 months of 2005 in amount of RUR 0,670461 for one ordinary share of JSC 'Kuzbassenergo" in cash within 60 days from the date of the decision's adoption.

Voted: FOR: 565 322 381 (99,9530%)
AGAINST: 33 600 (0,0059%)
ABSTAIN: 148 400 (0,0262%)

Chairman of the extraordinary general meeting of shareholders — Andrey Vagner

ОАО "Кузбасс-энерго"

Secretary of the extraordinary general meting of shareholders — Dmitry Golofast